Exhibit 99.60

PRESS RELEASE

Monday, March 3, 2008

Inter-Citic Reports Gold Mineralization Found in 25 of 27

New Drill Holes. Results Include 12.0 Metres Averaging

7.39 GPT Contained Gold.

Trenching leads to new areas of discovery of gold mineralization.

Several strongly mineralized sections discovered at surface including 31.0 metres averaging 8.34 GPT contained gold.

March 3, 2008, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the seventh and final set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China, as well as a summary of 2007 trenching results.

“We are very pleased with the success of the 2007 exploration season,” said Mr. Moore. “In addition to conducting in-fill drilling on a substantial portion of the Dachang Main Zone, we have now been able to confirm the extension of the strike of the mineralized zone by more than a kilometre outside the previously known resource area. The vast majority of Inter-Citic’s diamond drill work at Dachang has been conducted between surface and 150 metres of depth. At the conclusion of 2007 this mineralized zone remains open throughout at depth as well as to the east. In addition, new surface discoveries were made from trenching in the Dachang East area. These newly discovered areas will be prioritized for drilling during 2008.”

In 2007 the company completed 196 drill holes for a total of 27,926 metres of drilling at Dachang. Of these, 24,312 metres of drill testing was on the Dachang Main Zone (DMZ) and it’s eastern extensions. A total of 164 drill holes were completed on the DMZ in 2007, representing both infill drilling to confirm 2006 drill intercept continuity and drilling in new areas that resulted in the extension of the DMZ by approximately one kilometre to the east of the current resource area. Gold mineralization was intersected in 152 or 93% of these holes on the DMZ. In addition to drilling on the DMZ, 3,614 meters in 32 holes of HQ drilling was completed on the Placer Valley and Ruby Zones during the 2007 exploration program.

With the receipt of the final drill results for 2007, the Company expects to be in a position to update its mineral resource estimate in late March / early April, 2008.

Trenching in 2007 continued to report results of strong surface gold mineralization, which has been successfully used by the Company to locate underlying mineralization for their drilling program. Trenching on the DMZ Extension (DMZ-X) in 2007 returned results including:

•	T-1401 with 31.0 m at 8.34 gpt for 258.5 gram/metres

•	T-3001 with 34.0 m at 3.57 gpt for 121.38 gram/metres

Most of the reported trenching in this release that is outside the DMZ Extension represents new areas of discovery, including the South East Anomaly (SEA) with 35 trenches, the mostly unexplored Placer Valley Zone (PVZ) with 67 trenches, and additional others areas surrounding the DMZ (OTH).

Trenching in these areas in 2007 returned results including:

•	T-1502 with 12.5 m at 4.59 gpt for 57.4 gram/metres (PVZ)

•	T-33501 with 18.0 m at 4.5 gpt for 81.0 gram/metres (PVZ)

•	T-3507 with 13.5 m at 5.46 gpt for 73.7 gram/metres (PVZ)

•	T-4302 with 9.0 m at 9.4 gpt for 84.4 gram/metres (PVZ)

•	T-4801 with 11.0 m at 7.6 gpt for 83.7 gram/metres (PVZ)

•	T-22501 with 15.0 m at 4.8 gpt for 71.7 gram/metres (OTH)

•	T-1304 with 15.0 m at 6.7 gpt for 100.2 gram/metres (OTH)

Drill Highlights:

•	25 of 27 drill holes reported in this release returned mineralized gold zones, with aggregate drill widths up to 44 metres within potential open pit depths.

•

Drill hole CJV-316 intersected multiple mineralized zones, including 12.0 metres of mineralization averaging 7.39 GPT contained gold, another zone of 20.0 metres of mineralization averaging 2.58 GPT contained gold, and another zone of 5.0 metres of mineralization averaging 3.96 GPT contained gold.

•	Drill hole CJV-321 intersected multiple mineralized zones, including 7.0 metres of mineralization averaging 3.64 GPT contained gold.

•	Drill hole CJV-328 intersected multiple mineralized zones, including 6.0 metres of mineralization averaging 5.82 GPT contained gold.

•

Drill hole CJV-332 intersected multiple mineralized zones, including 3.0 metres of mineralization averaging 6.92 GPT contained gold and another zone of 4.0 metres of mineralization averaging 3.79 GPT contained gold.

Drill holes on the Dachang Main Zone Extension (DMZ-X) are in new areas and outside the limits of the resource blocks in the company’s current DMZ resource estimate. Infill holes on the original Dachang Main Zone (DMZ) are testing continuity of the Company’s existing NI 43-101-compliant resource area.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole No.	Section/Location	Dip/Azimuth (Degrees)	From (Metres)	To (Metres)	Drill Width (Metres)	Gold Assay (grams per tonne)
CJV-307	900E/DMZ-X	-85/20	15.00	16.00	1.00	5.10
			52.00	54.00	2.00	11.15
			107.00	110.00	3.00	1.13
			114.00	116.00	2.00	1.05
			126.00	127.00	1.00	0.65
			135.00	136.00	1.00	1.62
			143.00	149.00	6.00	1.06

CJV-308	2400E /DMZ-X	-45/20	55.00	57.50	2.50	2.42

CJV-309				No significant mineralization

CJV-310	2400E /DMZ-X	-85/20	88.00	89.00	1.00	0.52

CJV-311	2900E /DMZ-X	-85/20	86.00	87.00	1.00	1.32

CJV-312	5400W/DMZ-X	-45/200	107.00	122.00	15.00	1.90

CJV-313	2400E /DMZ-X	-45/20	39.00	42.00	3.00	1.61
			49.00	51.00	2.00	7.58
			85.00	86.00	1.00	0.75

CJV-314	12700W/DMZ-I	-65/20	69.00	74.00	5.00	1.60
			77.00	78.00	1.00	0.78
			81.00	82.00	1.00	1.28
			87.00	89.00	2.00	4.60
			93.00	94.00	1.00	1.24
			97.00	100.00	3.00	0.60
			103.00	104.00	1.00	1.00
			116.50	120.00	3.50	1.04

CJV-315				No significant mineralization

CJV-316	2400E /DMZ-X	-85/20	49.00	53.00	4.00	1.07
			60.00	65.00	5.00	3.96
			68.00	80.00	12.00	7.39
			84.00	104.00	20.00	2.58
			118.00	119.00	1.00	0.77
			123.00	124.00	1.00	2.68
			180.00	181.00	1.00	0.69

CJV-317	400E /DMZ-X	-45/20	14.00	18.00	4.00	1.45
			32.00	39.00	7.00	1.15

Diamond Drill Hole No.	Section/Location	Dip/Azimuth (Degrees)	From (Metres)	To (Metres)	Drill Width (Metres)	Gold Assay (grams per tonne)
			44.00	45.00	1.00	0.62
			50.00	54.00	4.00	1.97
			71.00	72.00	1.00	1.45
			78.00	80.00	2.00	0.63
			111.00	112.00	1.00	0.90

CJV-318	400E/DMZ-X	-65/20	9.00	15.00	6.00	0.84
			24.00	25.00	1.00	1.46
			30.00	31.00	1.00	1.57
			34.00	40.00	6.00	2.38
			44.00	55.00	11.00	0.78
			62.00	65.00	3.00	1.52
			69.00	70.00	1.00	2.33
			77.00	87.00	10.00	0.89

CJV-319	2400E/DMZ-X	-60/20	40.00	51.00	11.00	1.72
			76.00	77.00	1.00	1.10
			79.00	80.00	1.00	0.54
			123.00	125.00	2.00	1.14
			130.00	131.00	1.00	0.53
			147.00	148.00	1.00	1.23

CJV-320	2400E/DMZ-X	-65/20	67.00	68.00	1.00	0.52
			101.00	103.00	2.00	6.61

CJV-321	5400W/DMZ-X	-65/200	125.00	127.00	2.00	2.87
			147.00	154.00	7.00	3.64

CJV-322	12700W/DMZ-I	-85/20	67.00	69.00	2.00	4.09
			88.00	89.00	1.00	0.92
			95.00	97.00	2.00	5.90
			106.00	107.00	1.00	1.65
			112.00	113.00	1.00	1.49

CJV-323	400E/DMZ-X	-85/20	13.00	15.50	2.50	1.28
			19.00	20.00	1.00	0.75
			33.00	34.00	1.00	3.08
			37.00	38.00	1.00	0.81
			44.00	45.00	1.00	2.45
			59.00	63.00	4.00	1.04
			70.00	72.00	2.00	2.56
			87.00	89.00	2.00	2.12
			112.00	114.00	2.00	3.07

Diamond Drill Hole No.	Section/Location	Dip/Azimuth (Degrees)	From (Metres)	To (Metres)	Drill Width (Metres)	Gold Assay (grams per tonne)
			123.00	126.00	3.00	2.44
			136.00	137.00	1.00	0.74

CJV-324A	2400E/DMZ-X	-85/20	28.00	29.00	1.00	10.10

CJV-325	900E/DMZ-X	-65/20	33.00	34.00	1.00	6.28
			45.00	46.00	1.00	0.97
			127.00	128.00	1.00	4.27
			142.00	143.00	1.00	15.90
			168.00	169.00	1.00	0.52

CJV-326	100W/DMZ-X	-65/20	26.00	28.00	2.00	0.72
			89.00	90.00	1.00	1.78

CJV-327	900E/DMZ-X	-85/20	106.00	110.00	4.00	0.72
			114.00	116.00	2.00	0.62
			147.00	149.00	2.00	0.62

CJV-328	100W/DMZ-X	-85/20	46.00	52.00	6.00	5.82
			65.00	68.00	3.00	1.51
			78.00	79.00	1.00	0.50

CJV-329	400E/DMZ-X	-60/20	59.00	61.00	2.00	1.03
			74.00	77.00	3.00	0.61
			89.00	92.00	3.00	1.17
			95.00	102.00	7.00	1.64
			117.00	130.00	13.00	0.64
			135.00	136.00	1.00	0.65
			167.00	170.00	3.00	2.87

CJV-330	100W/DMZ-X	-60/20	6.00	7.00	1.00	0.89
			61.00	65.00	4.00	2.91
			83.00	86.00	3.00	3.53
			95.00	98.00	3.00	2.31
			103.00	104.00	1.00	8.18
			114.00	120.00	6.00	1.36
			134.00	135.00	1.00	1.18
			146.00	147.00	1.00	0.69

CJV-331	400E/DMZ-X	-85/20	14.00	15.00	1.00	1.82
			86.00	88.00	2.00	1.23
			114.00	115.00	1.00	1.35
			117.00	118.00	1.00	0.58

Diamond Drill Hole No.	Section/Location	Dip/Azimuth (Degrees)	From (Metres)	To (Metres)	Drill Width (Metres)	Gold Assay (grams per tonne)
			140.00	143.00	3.00	2.21

CJV-332	100W/DMZ-I	-85/20	6.00	8.00	2.00	2.45
			76.00	80.00	4.00	3.79
			84.00	87.00	3.00	6.92
			90.00	91.00	1.00	1.86
			113.00	116.00	3.00	3.61

CJV-333	625W/DMZ-X	-50/20	11.00	13.00	2.00	2.99
			29.50	30.50	1.00	0.50
			49.50	53.50	4.00	0.80
			60.00	61.00	1.00	1.56
			70.00	71.00	1.00	0.83
			102.00	105.00	3.00	1.09
			109.00	110.00	1.00	0.55

Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ: Dachang Main Zone – A 2 km long zone of mineralization defined by the 2006 DDH program

DMZ-I: Dachang Main Zone-Infill – A 2007 infill hole drilled on the DMZ

DMZ-X: Dachang Main Zone Extension – A new zone of mineralization extending off the eastern end of the DMZ

PVZ: Placer Valley Zone – A new south dipping mineralized fault 1 km south of DMZ

Drill holes on the Dachang Main Zone Extension (DMZ-X) are in new areas and outside the limits of the resource blocks in the company’s current DMZ resource estimate. Infill holes on the original Dachang Main Zone (DMZ) are testing continuity of the Company’s existing NI 43-101-compliant resource area.

During the 2006 and 2007 drill programs, the fault controlled mineralization that hosts the gold at Dachang has now been defined along a 3+ km strike length. This sulphide mineralization is open to depth along most of this defined fault structure and last section tested (Section 2900 East) shows that the DMZ mineralization is still open to the east.

This work on widely spaced drill fences has defined two different styles of gold mineralization both controlled by flat lying brittle fault zones (30-45 degree south dipping faults). In the western portion of this fault structure, drilling intersected weak gold intercepts in an area of cross faulting between sections 625 W and 900E. Further east (1400E -2900 E) much stronger sulphide zones were intersected and these sulphides zones are still open to the east and at shallow depths.

Maps of the property showing the areas of the 2007 drill program described in this release can be found on the Company’s web-site at www.inter-citic.com.

TRENCH RESULTS

A total of 146 trenches were excavated on the Dachang property in 2007. Complete results from 123 of these trenches have been received to date. Mineralization was encountered in 111 of these 123 trenches. Trenching was undertaken in four separate areas:

•	Placer Valley Zone (PVZ) with 67 trenches (7,329 linear metres);

•	South East Anomaly (SEA) with 35 trenches (5,982 linear metres);

•	Dachang Main Zone Extension (DMZ-X) with 13 trenches (1,087 linear metres); and,

•	Other areas in the immediate vicinity of the Dachang Main Zone identified by soil geochem (OTH) with 31 trenches (2,631 linear metres).

All 2007 trench locations are shown on the attached map.

Trenching in 2007 again defined many new areas of gold mineralization both along strike with the Dachang Main Zone and on new fault zones within 8 kilometres of the DMZ. Trenching continues to be one of the most successful and cost-effective methods of gold exploration at Dachang due to the thin soil cover and near-surface mineralization observed throughout the property. A consistent spatial relationship has been observed between the gold in soil anomalies, trench values and underlying strongly altered and mineralized fault zones, and was what originally led to the discovery of the DMZ resource area. Favourable trench results provide targets of priority for the Company’s upcoming 2008 drilling program.

A review of the most significant gold intervals (those containing more than 8 gram meters of gold) returned from this work include the following trenches grouped by area:

Trench Number	From	To	Width	Gold Assay (grams per tonne)	Gram Metres
PLACER VALLEY (PVZ)
T-1502	54.50	67.00	12.50	4.59	57.38
T-21503	8.00	12.00	4.00	2.51	10.04
T-21503	16.00	22.00	6.00	2.10	12.60
T-2313	100.00	105.00	5.00	2.64	13.20
T-2313	108.00	117.00	9.00	2.44	21.96
T-2313	123.00	135.50	12.50	1.84	23.00
T-2507	9.50	15.50	6.00	1.51	9.06
T-2906	66.00	68.00	2.00	4.76	9.52
T-2907	13.00	18.50	5.50	2.10	11.55
T-3105	28.50	30.00	1.50	31.00	46.50
T-3307	34.00	42.00	8.00	4.31	34.48
T-3308	118.00	122.00	4.00	2.58	10.32
T-3308	143.00	146.50	3.50	2.46	8.61
T-33501	13.50	31.50	18.00	4.50	81.00
T-33502	7.00	11.50	4.50	9.03	40.64
T-3507	52.50	66.00	13.50	5.46	73.71
T-3911	76.00	82.00	6.00	2.27	13.62
T-41504	12.50	29.50	17.00	2.56	43.52

Trench Number	From	To	Width	Gold Assay (grams per tonne)	Gram Metres
T-41504	39.00	47.50	8.50	4.40	37.40
T-4302	8.50	15.00	6.50	1.69	10.99
T-4302	25.00	35.50	10.50	2.93	30.77
T-4302	45.50	54.50	9.00	9.38	84.42
T-4506	73.00	76.50	3.50	3.62	12.67
T-4507	21.00	28.00	7.00	1.27	8.89
T-4507	41.00	44.00	3.00	6.89	20.67
T-4507	93.00	95.00	2.00	4.03	8.06
T-4705	26.00	31.00	5.00	3.24	16.20
T-4705	60.00	67.00	7.00	1.59	11.13
T-8501	32.00	34.00	2.00	4.18	8.36
T-87501	73.00	86.00	13.00	2.73	35.49
T-87501	102.50	107.00	4.50	1.99	8.96
T-89501	10.00	12.00	2.00	10.25	20.50
T155001	81.00	87.50	6.50	3.12	20.28
T155001	143.00	144.50	1.50	7.76	11.64
T155001	158.00	171.50	13.50	2.95	39.83
T175002	68.00	72.00	4.00	2.38	9.52
T1902-1	104.90	110.00	5.10	1.80	9.18
T2313-1	37.50	43.00	5.50	1.86	10.23
T2313-1	104.00	108.00	4.00	3.86	15.44
T2313-1	112.00	138.00	26.00	2.56	66.56
T295001	124.00	133.00	9.00	1.45	13.05
T315003	175.00	183.00	8.00	1.83	14.64
T335002	10.50	16.50	6.00	4.99	29.94
T335002	124.00	135.50	11.50	5.26	60.49
T335002	139.50	141.00	1.50	5.46	8.19
T3706-1	15.80	26.00	10.20	2.62	26.72
T3706-1	30.50	37.00	6.50	1.66	10.79
T415002	71.50	75.50	4.00	2.74	10.96
T435003	48.00	54.00	6.00	3.18	19.08
T-4801	202.00	213.00	11.00	7.61	83.71
T-6401	15.00	22.00	7.00	3.54	24.78
T-6401	78.00	85.00	7.00	7.22	50.54
T-6401	102.30	104.30	2.00	4.18	8.36
T-8802	20.00	22.00	2.00	4.79	9.58

SOUTH EAST ANOMALY (SEA)
T-25401	101.50	104.00	2.50	4.05	10.13
T-27001	31.00	34.00	3.00	3.38	10.14
T-27001	80.00	93.00	13.00	1.25	16.25
T-27401	57.00	60.00	3.00	6.68	20.04
T-27802	57.00	77.00	20.00	1.50	30.00
T-28201	63.00	67.50	4.50	1.78	8.01

Trench Number	From	To	Width	Gold Assay (grams per tonne)	Gram Metres
T-28202	227.50	233.50	6.00	1.81	10.86
T-28203	51.00	63.00	12.00	1.18	14.16
T-29401	168.00	176.50	8.50	1.37	11.65
T-29401	183.00	188.00	5.00	1.62	8.10
T-29402	25.00	35.00	10.00	1.56	15.60
T-29402	120.00	127.00	7.00	2.08	14.56
T-29601	21.00	30.00	9.00	2.10	18.90
T-32201	82.00	94.00	12.00	0.91	10.92
T-32201	265.00	268.00	3.00	2.67	8.01
T-33401	117.50	118.50	1.00	30.40	30.40

DACHANG MAIN ZONE EXTENTION (DMZ-X)
T-0	32.00	40.00	8.00	4.97	39.76
T-125W	0.00	12.00	12.00	1.96	23.52
T-125W	84.00	88.00	4.00	2.28	9.12
T-1401	14.00	45.00	31.00	8.34	258.54
T-1401	83.00	87.00	4.00	4.18	16.72
T-16501	11.50	27.50	16.00	4.53	72.48
T-16501	30.50	35.50	5.00	2.56	12.80
T-3001	19.00	53.00	34.00	3.57	121.38
T-3001	68.00	74.00	6.00	1.98	11.88
T-300E	56.00	72.00	16.00	1.21	19.36
T-700E	68.00	80.00	12.00	1.54	18.48

OTHER AREAS (OTH)
T-1001	39.00	53.00	14.00	2.77	38.78
T-1002	147.50	150.00	2.50	10.71	26.78
T-1102	96.50	102.50	6.00	2.52	15.12
T-11702	20.00	31.30	11.30	2.10	23.73
T-11702	37.50	40.50	3.00	3.39	10.17
T-11702	43.00	54.00	11.00	3.56	39.16
T-11702	59.60	62.60	3.00	2.84	8.52
T-1201	12.00	14.00	2.00	4.65	9.30
T-22501	38.00	42.50	4.50	3.86	17.37
T-22501	71.00	86.00	15.00	4.78	71.70
T-2403	5.00	7.00	2.00	5.26	10.52
T-2403	37.00	44.00	7.00	2.03	14.21
T-3104	18.50	22.50	4.00	3.74	14.96
T-3104	26.50	41.50	15.00	6.68	100.20
T-401	33.00	35.00	2.00	7.69	15.38
T-601	34.50	47.50	13.00	1.64	21.32
T-601	51.50	59.50	8.00	1.82	14.56
T-810	46.00	50.00	4.00	3.87	15.48
T-8502	64.50	67.50	3.00	3.70	11.10

Assay cut-off for the above table of trenches was at 8.0 Gram/Metres Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m.

Sample Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Trench chip-channel samples were taken at geologically established intervals consistent with the width of each mineralized area exposed in the trench. The sample interval was typically one meter. The individual samples collected over the designated intervals are representative of the material for the respective intervals. The sample interval and collection methodology are consistent with industry standards

Each of the trenches listed above was excavated on lines spaced variably at a minimum of 40m to a maximum of 400m intervals. All trenches sampled in 2007 were excavated by backhoe and most uncovered broken bedrock at depths of 1.5 to 2.5 metres, which was typically altered and highly deformed sediments. All trenches are mapped in detail and channel samples are taken at one metre intervals across all mineralized zones. The gold bearing zones intersected coincided with areas of secondary sulphide enrichment in these Triassic sediments.

Samples were collected using 1.0 to 1.5 metre chip samples, each weighing approximately 3 to 5 kg. Qualified Chinese geologists and technicians under the direct field supervision of Mr. Garth Pierce, Inter-Citic’s Vice President of Exploration, carry out the trench sampling.

Each sample is secured and transported to the Qinghai Institute of Rock and Mineral Testing and Application, located in Xining, Qinghai, PRC, or to the Research Center of Xi’an Institute of Geology and Mineral Resources located in Xi’an, Shaanxi Province, PRC, both independent arm’s length Chinese government laboratories. At each respective laboratory, each sample is dried, crushed and a portion ground to minus 200 mesh. The gold content of each sample was determined by analyzing a 20 gram sample of the minus 200 mesh material through an aqua regia acid digestion and then analyzed for gold using atomic absorption. Accuracy of the results is tested through the systematic inclusion of standards and replicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. Exploration at Dachang was conducted with the assistance of the numerous professionals from the Qinghai Geological Survey Institute, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo., the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.